QUANTUM CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	14,915
Prepaid expenses		1,500
Property and equipment, net		-
Total assets	$	16,415

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,700
Total liabilities		5,700
Members' equity		10,715
Total liabilities and members' equity	$	16,415

See accompanying notes to financial statements